UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
American International Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	13-2592361 (I.R.S. Employer Identification No.)

180 Maiden Lane, New York, New York (Address of principal executive offices)	10038 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Warrants (expiring January 19, 2021)	New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: N/A
Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1. Description of Registrant’s Securities to be Registered.
Item 2. Exhibits.
SIGNATURE

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
     The securities to be registered hereunder are 75,000,000 warrants (the “Warrants”) to purchase up to 75,000,000 shares of common stock, par value $2.50 per share (the “Common Stock”), of American International Group, Inc. (“AIG”). AIG will issue the Warrants on or about January 19, 2011 as a dividend to holders of record of outstanding shares of Common Stock as of January 13, 2011 (the “Record Date”). Holders of shares of Common Stock will be issued 0.533933 Warrants for each share of Common Stock owned on the Record Date. The Warrants are being issued as part of a series of integrated transactions (the “Recapitalization”) among AIG, the United States Department of the Treasury, the Federal Reserve Bank of New York and the AIG Credit Facility Trust to recapitalize AIG, as described in greater detail in AIG’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 8, 2010.
     The Warrants will be issued by AIG pursuant to the Warrant Agreement, dated January 6, 2011 (the “Warrant Agreement”), between AIG and Wells Fargo Bank, N.A., as Warrant Agent. The following description of the Warrants is a brief summary and is qualified in its entirety by reference to the complete description of the terms of the Warrants set forth in the Warrant Agreement, which has been filed as Exhibit 4.1 to this Registration Statement. The Warrants have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), because the issuance of a dividend in the form of a Warrant is not a sale or disposition of a security or interest in a security for value pursuant to Section 2(a)(3) of the Securities Act. AIG has applied to list the Warrants on the New York Stock Exchange (“NYSE”) for trading under the symbol “AIG WS”.
     Each Warrant will represent the right to purchase from AIG one share of Common Stock at an initial exercise price of $45.00 per share, payable in U.S. dollars (subject to adjustment as described under “Anti-dilution Adjustments” below). The Warrants will expire on January 19, 2021 (or if that date is not a Business Day (as defined below), the next Business Day). AIG will issue the Warrants in uncertificated, direct registration form. Holders of Warrants will not be entitled to receive physical certificates. Registration of ownership will be maintained by the Warrant Agent. AIG will at all times reserve the aggregate number of shares of Common Stock for which the Warrants may be exercised. The Warrants will not be redeemable by AIG.
     All or any part of the Warrants may be exercised prior to 5:00 p.m., New York time, on any Business Day (each day that is not a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York) through the expiration date, by delivering a completed form of election to purchase Common Stock and payment of the then-current exercise price to the Warrant Agent. Any such delivery that occurs on a day that is not a Business Day or is received after 5:00 p.m., New York time, on any given Business Day shall be deemed received and exercised on the next succeeding Business Day. Upon such delivery, AIG shall issue such whole number of shares of Common Stock as the holder is entitled to receive, together with cash in respect of any fractional share of Common Stock otherwise issuable in connection with the exercise. The shares of Common Stock issuable upon exercise will be issued by Wells Fargo Bank, N.A., AIG’s transfer agent, through AIG’s direct registration system for the account of the exercising Warrant holder.
     The Warrant Agreement may be amended without the consent of any holder of the Warrants for the purpose of curing any ambiguity or curing, correcting or supplementing any defective or inconsistent provision, or to add or change any other provisions as AIG and the Warrant Agent may deem necessary or advisable. The consent of a majority in interest of the then-outstanding Warrants is required for any amendment that materially and adversely affects the interests of the holders of the then-outstanding Warrants. The consent of each holder of a then-outstanding Warrant is required for certain amendments, including any amendment that would change the exercise price (other than pursuant to adjustment as described below), decrease the number of shares issuable upon exercise (other than pursuant to adjustment as described below) or shorten the time period during which the Warrants are exercisable.
     A holder of unexercised Warrants, in his or her capacity as such, is not entitled to any rights of a holder of Common Stock, including, without limitation, the right to vote or to receive dividends or other distributions.
     AIG has agreed in the Warrant Agreement to use commercially reasonable efforts to cause a shelf registration statement, filed pursuant to Rule 415 (or any successor provision) of the Securities Act, covering the issuance of Common Stock to the holders upon exercise of the Warrants to remain effective until the earlier of (i) such time as all Warrants have been exercised and (ii) the expiration date. AIG may suspend the availability of the registration statement relating to the Warrants from time to time for a maximum of 90 days in a given 365-day period, if the Board of Directors of AIG determines that such a suspension would be necessary to comply with applicable laws and AIG provides notice to the holders of the Warrants. If the registration is so suspended in the 45 days prior to the expiration date of the Warrants, the expiration date of the Warrants will be delayed a number of days equal to the number of days during such 45-day period that the registration statement was suspended.
     The Warrants will be exercisable only if there is an effective shelf registration statement, filed pursuant to Rule 415 (or any successor provision) under the Securities Act, registering the issuance of Common Stock upon exercise, and only if the shares of Common Stock issuable upon exercise are qualified for sale or exempt from qualification under the applicable securities laws of the states or other jurisdictions in which the exercising Warrant holder resides.
     All expenses related to the registration and approval of the Common Stock issuable upon exercise of the Warrants will be borne by AIG.
     Record owners of Common Stock as of the Record Date will receive whole and fractional Warrants credited to an account at the Warrant Agent, and can sell or exercise Warrants through the process established by the Warrant Agent. Indirect, “street name” holders of Common Stock as of the Record Date will have the Warrants credited to the account of the broker, bank or other intermediary through which they hold shares. Such indirect holders might not receive fractional Warrants from the broker, bank or other intermediary through which they hold shares. In many cases, brokers, banks and other intermediaries do not distribute fractional securities in connection with in-kind distributions, but rather pay their clients cash in lieu of posting the fraction of a security. Brokers, banks and other intermediaries set their own policies regarding fractional securities — AIG will not give instructions for intermediaries to cash out fractional Warrants. Indirect holders should contact their broker, bank or other intermediary for information on their treatment of fractional Warrants and on how to sell or exercise Warrants.
     U.S. Federal Income Tax Treatment
     The issuance of the Warrants may be a taxable distribution for U.S. federal income tax purposes in an amount equal to the fair market value of the Warrants at the time of distribution. In the event that it is determined after the date of distribution that the distribution of the Warrants is not subject to United States federal income tax, AIG will publicly announce such determination.
     Holders of Common Stock who sell shares of Common Stock before January 11, 2011 will not be record owners of such shares on the Record Date and will not be treated for federal income tax purposes as having received the distribution of the Warrants on such shares. If the holder of Common Stock sells shares of Common Stock on the NYSE on or after that date but prior to the ex-dividend date (expected to be January 20, 2011), such holder will sell such shares with a “due-bill” attached pursuant to the NYSE’s procedures. Such holders should consult their tax advisors as to the U.S. federal income tax implications of trading with due bills, and may be required to allocate the amount realized between the amount received on the sale of the Common Stock and the amount received in return for the assignment of the right to receive the Warrants. The amount allocated to the assignment of the right for the Warrants may, in that case, be treated as ordinary dividend income and the purchaser may not be treated as having received a dividend distribution upon the receipt of the Warrants on such stock. U.S. persons that are corporations should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” and the “dividend received deduction” provisions of the U.S. Internal Revenue Code to the distribution of the Warrants.
     With respect to non-U.S. persons that are record owners of Common Stock through AIG’s direct registration system, the Warrant Agent will withhold tax at a rate of 30 percent (or at a lower rate if a lower treaty rate applies) by withholding a portion of the Warrants that would otherwise be delivered to such shareholders, and AIG will make the required withholding payment. With respect to non-U.S. persons that are shareholders that hold their shares in “street name”, their broker, bank or other intermediary will effect the withholding in accordance with its own policies (which may include retaining and selling a portion of the Warrants to fund the withholding tax payment or otherwise debiting the relevant account for the required withholding tax amount). In the event that it is determined after the date of distribution that the distribution of the Warrants is not subject to United States federal income tax, the holders that were subject to withholding may then be entitled to a refund of the withholding tax paid on the distribution of the Warrants by filing a refund claim with the United States Internal Revenue Service.
     U.S. persons that have provided proper certification to AIG’s transfer agent or to the person’s bank, broker or other intermediary will not be subject to tax withholding, but the Warrant distribution may nevertheless be a taxable distribution for such shareholders.
     In addition, the number of shares of Common Stock that a holder is entitled to receive pursuant to the terms of the Warrant Agreement is subject to certain anti-dilution adjustments, as described in greater detail below. If the exercise price were adjusted as a result of a distribution that is taxable to holders of Common Stock, such as a cash dividend, a holder could be deemed to receive a “constructive distribution” of Common Stock and could be required to include an amount in income for U.S. federal income tax purposes, notwithstanding the fact that the holder did not receive the distribution. Non-U.S. holders of the Warrants may, in such circumstances, also be deemed to have received a distribution subject to U.S. federal withholding tax.
     Both U.S. and non-U.S. holders should consult a tax advisor regarding the U.S. federal and other tax consequences of the distribution of the Warrants.
     Anti-dilution Adjustments
     The exercise price is subject to adjustment, without duplication, if certain events occur:

1.	If AIG issues Common Stock as a dividend or distribution to all holders of Common Stock, or subdivides or combines Common Stock, then the exercise price will be adjusted based on the following formula:
EP1 = EP0 x (OS0 / OS1)
where,
EP0	=	the exercise price in effect at the close of business on the record date
EP1	=	the exercise price in effect immediately after the record date
OS0	=	the number of shares of Common Stock outstanding at the close of business on the record date prior to giving effect to such event
OS1	=	the number of shares of Common Stock that would be outstanding immediately after, and solely as a result of, such event
2.	If AIG issues to all holders of Common Stock certain rights, options or warrants entitling them for a period expiring 60 days or less from the date of issuance of such rights, options or warrants to purchase shares of Common Stock at less than the Current Market Price (as defined below) of the Common Stock as of the record date, then the exercise price will be adjusted based on the following formula:
EP1 = EP0 x (OS0 + Y) / (OS0 + X)
where,
EP0	=	the exercise price in effect at the close of business on the record date

EP1	=	the exercise price in effect immediately after the record date

OS0	=	the number of shares of Common Stock outstanding at the close of business on the record date

X	=	the total number of shares of Common Stock issuable pursuant to such rights, options or warrants

Y	=	the aggregate price payable to exercise such rights divided by the average of the VWAP (as defined below) per share of the Common Stock over each of the 10 consecutive trading days prior to the Business Day immediately preceding the announcement of the issuance of such rights, options or warrants
However, the exercise price will be readjusted to the extent that any such rights, options or warrants are not exercised prior to their expiration.

“Current Market Price” means, in respect of a share of Common Stock on any day of determination, the average of the VWAP per share of Common Stock over each of the 10 consecutive trading days ending on the earlier of the day in question and the day before the “ex date” with respect to the issuance or distribution requiring such computation. For purposes of this definition, the term “ex date,” when used with respect to any issuance or distribution, shall mean the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance or distribution.

“VWAP” per share of the Common Stock on any trading day means the per share volume weighted average price as displayed on Bloomberg (or any successor service) page AIG US <Equity> AQR in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on the relevant trading day; or, if such volume weighted average price is unavailable, VWAP means the market value per share of Common Stock on such trading day as determined by a nationally recognized independent investment banking firm retained for this purpose by AIG.

3.	If AIG makes a dividend or other distribution to all holders of Common Stock of shares of AIG’s capital stock (other than Common Stock), rights to acquire AIG’s capital stock or evidences of AIG’s indebtedness or assets (excluding any dividend, distribution or issuance covered by paragraphs (1) or (2) above or (4) or (5) below), then the exercise price will be adjusted based on the following formula:
EP1 = EP0 x (SP0 - FMV) / SP0
where,
EP0	=	the exercise price in effect at the close of business on the record date

EP1	=	the exercise price in effect immediately after the record date

SP0	=	the Current Market Price as of the record date

FMV	=	the Fair Market Value (as defined below), on the record date, of the shares of capital stock of AIG, rights to acquire capital stock, evidences of indebtedness or assets so distributed, expressed as an amount per share of Common Stock
“Fair Market Value” of any property or assets means the fair market value of such property or assets as determined in good faith by AIG’s board of directors (which good faith determination shall be conclusive and binding).

However, if the transaction that gives rise to an adjustment pursuant to this paragraph (3) is one pursuant to which the payment of a dividend or other distribution on the Common Stock consists of shares of capital stock of, or similar equity interests in, a subsidiary or other business unit (i.e., a spin-off) that are, or, when issued, will be, traded on a U.S. securities exchange, then the exercise price will instead be adjusted based on the following formula:
EP1 = EP0 x MP0 / (FMV0 + MP0)
where,
EP0	=	the exercise price in effect at the close of business on the record date

EP1	=	the exercise price in effect immediately after the record date

FMV0	=	the average of the VWAP (as defined below) of the capital stock or similar equity interests distributed to holders of Common Stock applicable to one share of Common Stock over each of the 10 consecutive trading days commencing on and including the third trading day after the date on which “ex-distribution trading” commences for such dividend or distribution with respect to Common Stock on the NYSE or such other national or regional exchange or market that is at that time the principal market for the Common Stock

MP0	=	the average of the VWAP per share of the Common Stock over each of the 10 consecutive trading days commencing on and including the third trading day after the date on which “ex-distribution trading” commences for such dividend or distribution with respect to Common Stock on the NYSE or such other national or regional exchange or market that is at that time the principal market for the Common Stock
“VWAP” per share of such capital stock or similar equity interests on any trading day means the per share volume weighted average price as displayed on Bloomberg (or any successor service) in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on the relevant trading day or, if such volume weighted average price is unavailable, VWAP means the market value per share of such capital stock or similar equity interests on such trading day as determined by a nationally recognized independent investment banking firm retained for this purpose by AIG.

4.	If AIG makes a cash distribution to all holders of Common Stock, excluding (a) any cash dividend on Common Stock to the extent that the aggregate cash dividend per share of Common Stock does not exceed $0.675 per share of Common Stock in the aggregate in any twelve-month period (the “Dividend Threshold Amount”), (b) any cash that is distributed as part of a distribution referred to in paragraph (3) above, and (c) any consideration payable in connection with a tender offer referred to in paragraph (5) below, then the exercise price will be adjusted based on the following formula:
SR1 = SR0 x (SP0 - C) / SP0
where,
SR0	=	the exercise price in effect at the close of business on the record date

SR1	=	the exercise price in effect immediately after the record date

SP0	=	the Current Market Price as of the record date

C	=	the excess of the amount in cash per share of Common Stock that AIG distributes to holders over the Dividend Threshold Amount
The Dividend Threshold Amount is subject to adjustment on a proportional basis whenever the exercise price is adjusted, provided that no adjustment will be made to the Dividend Threshold Amount for any adjustment made to the exercise price pursuant to this paragraph (4).

5.	If AIG or one or more of its wholly owned subsidiaries purchases Common Stock in a tender offer subject to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (but not including any exchange offer pursuant to Section 3(a)(9) of the Securities Act), where (a) the number of shares purchased in such tender offer exceeds 30% of the number of shares of Common Stock outstanding on the last date on which tenders may be made pursuant to such tender offer (the “offer expiration date”) and (b) the cash and value of any other consideration included in the payment per share of Common Stock validly tendered exceeds the VWAP per share of Common

Stock on the trading day next succeeding the offer expiration date, then the Exercise Price will be adjusted based on the following formula:
EP1 = EP0 x (SP1 x OS0) / (FMV + (SP1 x OS1))
where,
EP0	=	the exercise price in effect at the close of business on the offer expiration date

EP1	=	the exercise price in effect immediately after the offer expiration date

FMV	=	the Fair Market Value, on the offer expiration date, of the aggregate value of all cash and any other consideration paid or payable for shares validly tendered and not withdrawn as of the offer expiration date (the “Purchased Shares”)

OS1	=	the number of shares of Common Stock outstanding at the last time tenders may be made pursuant to such tender offer (the “Expiration Time”) less any Purchased Shares

OS0	=	the number of shares of Common Stock outstanding at the Expiration Time, including any Purchased Shares

SP1	=	the average of the VWAP per share of the Common Stock over each of the 10 consecutive trading days commencing with the trading day immediately after the Expiration Time.
     In addition, AIG may, but will not be required to, decrease the exercise price if the Board of Directors of AIG deems it advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of shares (or rights to acquire shares) or from any event treated as a dividend or distribution for income tax purposes or for any other reason.
     Upon any adjustment in the exercise price, each Warrant will evidence the right to purchase the number of shares of Common Stock obtained by multiplying the number of shares of Common Stock purchasable immediately prior to the adjustment by the exercise price in effect immediately prior to the adjustment and dividing that product by the exercise price in effect after the adjustment. All anti-dilution adjustment calculations will be made to the nearest hundredth of a cent or 1/1000th of a share, as applicable. No adjustment will be required if the calculation results in a change to the exercise price of less than ten cents; however, any such amount will be carried forward and applied in any subsequent adjustment of the exercise price.
     No adjustment will be made to the exercise price that would reduce the exercise price below the par value per share of Common Stock. In addition, the exercise price will not be adjusted in any of the following events:
•	upon the issuance of shares of Common Stock or securities convertible into, or exercisable or exchangeable for, Common Stock in public or private transactions at any price deemed appropriate by AIG in its sole discretion;

•	upon the issuance of any shares of Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on AIG’s securities and the investment of additional optional amounts in shares of Common Stock under any plan of that type;

•	upon the issuance of any shares of Common Stock or options or rights to purchase those shares or any other award that relates to or has a value derived from the value of Common Stock or other securities of AIG, in each case issued pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by AIG or any of its subsidiaries;

•	upon the issuance of any shares of Common Stock pursuant to any option, warrant or right or other security exercisable for, or exchangeable or convertible into, shares of Common Stock in public or private transactions at any price deemed appropriate by AIG in its sole discretion;

•	for a change in the par value or no par value of the Common Stock;

•	for accumulated and unpaid dividends; or

•	upon the issuance of any shares of Common Stock pursuant to any option, warrant, right or other security exercisable for, or exchangeable or convertible into, shares of Common Stock that was outstanding as of the date the Warrants were first issued.
     In addition, an issuance of rights pursuant to a shareholder rights plan or tax asset protection plan (i.e., a poison pill) that has been adopted by AIG will not trigger an adjustment to the exercise price, nor will the distribution, exercise, redemption, termination or invalidation of any rights pursuant to a shareholder rights plan or tax asset protection plan. In the event that a shareholder rights plan or tax asset protection plan is in effect on the date of exercise, holders will receive upon exercise of the Warrants, in addition to the shares of Common Stock, the rights under the shareholder rights plan or under the tax asset protection plan, unless prior to exercise, the rights under the plan have separated from the shares of Common Stock, in which case the exercise price will be adjusted at the time of separation as if AIG had distributed, to all holders of Common Stock, the shares of Common Stock or other assets issuable upon exercise of the rights, subject to readjustment in the event of the expiration, termination or redemption of such rights.
Written notice of adjustments will be provided to the holders of Warrants within thirty days after any adjustment.
     In the event of certain capital reorganizations, consolidations or mergers of AIG, holders of Warrants that have not been exercised or otherwise expired, terminated or cancelled, will have the right to receive, upon exercise, the kind and amount of securities, cash and other property receivable by a holder of shares of Common Stock immediately prior to such reorganization, consolidation or merger.
Item 2. Exhibits.
4.1	Warrant Agreement (including Form of Warrant), dated January 6, 2011, between AIG and Wells Fargo Bank, N.A., as Warrant Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed January 7, 2011)

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

AMERICAN INTERNATIONAL GROUP, INC. (Registrant)
Date: January 12, 2011	By:	/s/ Kathleen E. Shannon
		Name:	Kathleen E. Shannon
		Title:	Senior Vice President and Deputy General Counsel